August 18, 2010

BY EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission
Mark P. Shuman, Legal Branch Chief
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Re:	KEYW Holding Corporation
Amendment No. 1 to the Registration Statement on Form S-1
Filed July 27, 2010
File No. 333-167608

Dear Mr. Shuman:

On behalf of The KEYW Holding Corporation (“Company”), this letter is in response to the  comments of the staff ( the “Staff”) of the Securities and Exchange Commission, dated August 13, 2010 to Leonard E. Moodispaw, with respect to the above-referenced Amendment No. 1 to the Registration Statement on Form S-1 (the “Registration Statement”).

In response to your letter, set forth below are the Staff’s comments in italics followed by the Company’s responses to the Staff’s comments.  Where indicated below, the Company has included changes to the disclosure in Amendment No. 2 to the Registration Statement, which the Company is filing contemporaneously with this response letter.

We have sent to your attention for delivery on August 18, 2010, courtesy copies of this letter and Amendment No. 2 to the Registration Statement (excluding exhibits) blacklined to show changes against the Registration Statement.  We have also included in that package the calculations that we refer to in the response letter as having been submitted to the Staff supplementally.  Pursuant to Rule 101(c)(2) of Regulation S-T and Rule 418(b) of Regulation C, we have submitted these supplemental materials and the correspondence relating thereto to the Staff in paper format only and have not filed these materials in an electronic format with the Staff, and we are requesting that the Staff return to the Company’s attention these materials and correspondence related thereto upon the conclusion of the Staff’s review of the Registration statement.

United States Securities and Exchange Commission
August 18, 2010

Risk Factors

“Our credit facility contains financial and operating covenants….” Page 23

1.
Please explain why you believe disclosing the financial ratios you must meet to maintain compliance with your debt covenants for your credit facility is not material to investors.  Additionally, please address whether or not the two scenarios in Section IV.C of our Release 33-8350 are applicable to you.  In your response, please provide the financial ratios as calculated at the latest balance sheet date in comparison to the limits required by the covenants.  Also, please confirm if you intended to refer to Exhibit 10.21 in your response to prior comment 10, as Exhibit 10.20 is your form of Amended and Restated Warrant agreement.

After considering the Staff’s comments on this topic and Release 33-8350, the Company has added disclosure responsive to the Staff’s comments under “Liquidity and Capital Resources – Credit Facilities and Other Debt Obligations” on page 60 of the Registration Statement. The Company has also modified this disclosure to state that the Company is in compliance with the ratios. The Company will be submitting its financial covenant calculation supplementally with this response.

The Company has disclosed that the debt agreements with Bank of America, N.A. do include limitations regarding incurring additional debt; however the Company has been able to incur additional debt since entering into the debt agreements with Bank of America, N.A.  As disclosed in the Registration Statement, the debt agreements do restrict the ability of the Company to pay dividends; however, also as stated in the Registration Statement, the Company has never paid dividends and has no intention of starting to pay any dividends.

The Company confirms that they intended to refer to Exhibit 10.21 in our response to prior comment 10.

2.
We refer to prior comment 11 and reissue that comment, in part.  Please disclose in this section the interest rate of the subordinated unsecured notes issued to six of your stockholders to finance the acquisition of IIT.

The Registration Statement has been updated on page 32 to include the interest rate for the subordinated debt issued in conjunction with the acquisition of IIT.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

3.
We note that you added a pro forma statement of operations for the three months ended March 31, 2010 in response to prior comment 14.  Per footnote 3 to this table, you exclude the TAG acquisition shares subject to the earn-out provision from the pro forma adjustment to EPS.  However, you include these shares in the fiscal 2009 pro forma adjustment to EPS (see footnote 3 on page 40).  Please revise your pro forma adjustment for these shares to be consistent in the three months ended March 31, 2010 and in the twelve months ended December 31, 2010.  In your response, please provide us with your analysis and any guidance considered in determining whether the shares should be included or excluded from the pro forma EPS calculation.

The Company has amended footnote 3 on pages 9 and 40 of the Registration Statement to exclude the previously included 3,000,000 shares that are contingently issuable in conjunction with the TAG earn-out.  In accordance with ASC 260-10-45, these shares should be excluded from the earnings per share calculation until these shares become issuable based on achieving the earn-out criteria.  At all dates presented, the criteria required to meet the earn-out had not been achieved, so these shares should be excluded in the calculation of earnings per share.

United States Securities and Exchange Commission
August 18, 2010

4.
Additionally, please tell us why you presented the pro forma statement of operations for the three months ended March 31, 2010 in MD&A.  We believe it would be more appropriate to present this information in the Unaudited Pro Forma Financial Information section along with the fiscal 2009 pro forma financial statements.

The Company has revised the Registration Statement on page 41 to move the pro forma statement of operations for the six months ended to the Unaudited Pro Forma Financial information.

Critical Accounting Estimates and Assumptions

Stock Valuation, page 51

5.
We note that you quantified the assumptions you used in valuing stock options in response to prior comment 21.  However, for the volatility assumption, it appears that you erroneously disclosed share price information rather than the volatility assumptions (or perhaps used a $ symbol instead of a % symbol).  Please revise this disclosure accordingly.

The Company has revised the Registration Statement on page 51 to remove this disclosure and include these figures in the table referenced in response to comment #6 below.

6.
Additionally, ASC 718-10-50-2-f requires these disclosures to be provided for each year (period) in which an income statement is presented.  Please revise your disclosures accordingly and consider disclosing the assumptions in a tabular format by year/period.

The Company has revised its disclosure on Page 51 of the Registration Statement to include a table indicating the assumptions used in valuing its stock option issuances.

United States Securities and Exchange Commission
August 18, 2010

7.
We reissue part of prior comment 18 to request that you disclose the December 2009 valuation analysis was a contemporaneous valuation.  Supplementally, please tell us why you obtained the valuation report in December.

The Company has revised its disclosure page 50 of the Registration Statement to indicate that the December 2009 valuation analysis was a contemporaneous valuation.  The Company undertook the valuation in December 2009 in order to value restricted stock grants that were made during that month.  At that time, the Company had not issued any equity, other than stock options, since the Embedded acquisition in July 2009 and wanted to ascertain the value of the restricted shares for financial reporting purposes.

8.
Additionally, please explain and disclose how you determined the increase in the underlying value of your stock price from $5.50 to $9.25 upon the completion of your TAG acquisition was appropriate.  In this regard, it does not appear that there were any arm’s-length cash transactions with unrelated parties for issuances of your equity securities during the fiscal 2010 to support this increase.  Paragraph 12  of Chapter 2 of the AICPA guide for the Valuation of Privately-Held-Company Equity Securities Issued as Compensation recommends that where there are not cash transactions to support the fair value of an equity security, it is recommended to prepare a valuation analysis using the assistance of an unrelated valuation specialist.  It would not appear that the acquiree accepting your shares at this price would provide evidence of fair value, as you received their business in exchange for your shares rather than cash.

The Company determined the value of the contingently issuable shares related to the TAG acquisition based on the per share value agreed to in the IIT acquisition.  The IIT acquisition price per share had been agreed to at the time of the TAG acquisition, subject to the TAG acquisition being consummated, so the Company used that valuation to price the accrued earn-out for the contingent shares in the TAG acquisition.  Additionally, the IIT acquisition included warrants issued to subordinated debt lenders.  Both the shares issued to the IIT sellers and the warrants issued to the subordinated debt holders were priced at $9.25 per share. The acquisition consideration paid to the TAG sellers at closing consisted entirely of cash with any equity shares to be earned based on their future operating performance post-closing.  As such, the acquisition of TAG did not include any equity at closing and the value of the Company would be expected to increase in a cash acquisition from its value immediately prior to the new acquisition.

Additionally, the impact of TAG on the overall financial performance and size of the Company was significant.  On a 2009 pro-forma basis, the acquisition added approximately 70% more revenue to the Company and would have contributed approximately $4.7 million of net income, before intangible amortization in 2009.  This compares to a pre-acquisition net income of approximately $1.0 million without TAG.  The combination of the significant increase in net income for the Company as well as the increase in overall operating size, improves the positioning of the Company for competing for larger prime contracts; these are the main drivers for increasing the common stock price per share as compared with the December 31, 2009 stock valuation per share.

United States Securities and Exchange Commission
August 18, 2010

As disclosed on page 50 of the Registration Statement, an analysis conducted early in 2010 indicated a preliminary publicly traded peer market value with a mid-range of $12 per share.   Giving consideration for the uncertainty of the timing of an IPO and potential liquidity issues for the shareholders of the acquired companies, the Company believes that the $9.25 price is reasonable.

Executive Compensation

Compensation Discussion and Analysis

Employment Agreements, page 96

9.
We refer to prior comment 30.  Please revise your filing to disclose that, as noted by you in your response, the payment and benefit levels were not based on any competitive analysis, but represented what you believed to be reasonable protections and that severance and change-in-control protections provided for the employment agreements were not considered when making decisions on the compensation elements.  Refer to Item 402(j)(3) of Regulation S-K.

The Company has revised the Registration Statement on page 98 to state that “payment and benefit levels were not based on competitive analysis but represent what the Company believed to be reasonable protections and that severance and change-in-control protections provided for in the employment agreements were not considered when making decisions on compensation elements.”

Consolidated Financial Statements, page F-1

The KEYW Holding Corporation and Subsidiaries, page F-4

Consolidated Statements of Operations, page F-5

10.
We note from your response to prior comment 36 that you classify amortization of intangible assets in one line item within operating expenses because it allows investors to better interpret your financial results.  If you believe that the nature of amortization expense for acquired contracts is more akin to cost of revenue, then we believe that you could classify this expense as its own line item within cost of revenue.  Alternatively, we refer you to SAB Topic 11B by analogy, which would allow you to keep your current presentation but would require you to change your income statement caption for cost of revenue to indicate that it is “exclusive of amortization expense shown separately below”.  In your response, please provide us with your analysis as to whether you believe amortization expense for acquired contracts should be classified in cost of revenue or operating expenses.

The Company has amended its financial statement presentation regarding Cost of Revenue to include “exclusive of amortization expense shown separately below”.  The Company believes that the amortization expense for acquired contracts belongs as an operating expense in its income statement.  The intangibles associated with the acquired businesses provide benefits above and beyond the current contracts.  The customer relationships, technical employee skills, past performance on contracts and prior program knowledge acquired in the Company’s acquisitions do not entirely apply to the current contracts and are a small component of running those contracts.  The nature of the acquired intangible assets have much more importance in regard to bidding and competing on new business proposals and in positioning the Company for more lucrative priming and teaming arrangements in the future.   While the contracts themselves do provide some value to the Company in its current operations, the main focus is on how the current contract vehicles can be used to obtain new work in the future.  Business development and proposal costs are treated as general & administrative costs and included in operating expenses.  Accordingly, the Company has treated those costs as a component of operating expenses.

United States Securities and Exchange Commission
August 18, 2010

Note 1.  Summary of Significant Accounting Policies

Revenue Recognition, page F-8

11.
Your response to prior comment prior comment 39 did not address all of the criteria in ASC 605-45-45 in determining that gross reporting was appropriate for your TAG and non-TAG subcontracts.  Please provide us with your analysis of the following criteria:

•	If you have latitude in establishing price for the non-TAG subcontracts (paragraph 8);
•	Your involvement in the determination of service specifications in TAG and non-TAG subcontracts (paragraph 11), and ;
•
If you have credit risk in TAG and non-TAG subcontracts (paragraphs 13 and 17).  In relation to this point, please specify if you retain the entire portion of the contractor and/or subcontractor fees charged or if you retain only a percentage of it/fixed fee.

The Company has reviewed its revenue recognition accounting in context with ASC 605-45-45 in particular paragraphs 4, 8, 9, 11, 13 and 17 giving effect to the difference in contracts between TAG and the rest of the Company.

The Company performs as a subcontractor on most non-TAG contracts.  The Company negotiates its pricing with the prime contractor either prior to proposal submission in the case of yet to be awarded contracts or in conjunction with contract defined rates when joining an existing contract and is the primary obligor to the prime contractor.  The Company is able to determine the nature of services ordered by the prime contractor based on the labor categories it submits to the prime.  Without past performance, most primes will not accept a subcontractor that has not performed a given type of services in the past.  The Company has a choice regarding whether or not to join a team or contract based on the rates negotiated.  The Company does assume credit risk as it pays its employees in advance of and regardless of whether the amount is collected from the prime contractor.  With regard to fixed earnings under the non-TAG contracts, the Company’s services contracts are predominantly time and materials contracts whereby the Company bills the prime based on an established hourly rate.  The cost to the Company based on that rate varies by employee but under no contracts are there any types of fixed compensation rates.  The Company, when engaged as the subcontractor, is the entity performing the service under the arrangement.

United States Securities and Exchange Commission
August 18, 2010

The Company, as a prime contractor through the TAG contracts, establishes the technical capabilities, depth and variety of services TAG is willing to provide under a given contract vehicle during the proposal process.  Under these contracts, TAG is the primary obligor.  TAG, in responding to a request for proposal, will determine if the Company has the required expertise either in house or in conjunction with teammates to adequately manage, staff and perform the work required in the request for proposal.  TAG’s role in most contracts is a managerial role and performs services directly where it has the available qualified staffing resources.  Once it determines that it is able to meet the requirements and is able to competitively price those services it will prepare a proposal for consideration in the bidding process of the end customer.  Accordingly, the Company is controlling the nature, type and specifications of services able to be ordered under a given contract.  TAG bears direct risk of loss on the contract as it is responsible for paying the subcontractors once performance has been completed.  TAG has discretion in subcontractor selection to perform services or production not to be delivered by TAG.

TAG does not recognize a fixed dollar amount per customer transaction or a stated percentage of the amount billed to the customer.  TAG generates its revenue based on services performed or based on services performed by its subcontractors.  The rates available under a contract for a particular service represent the amount billable to the customer, subcontractors work at various rates below the amount billable to the customer and rates vary by subcontractor and by position.  As many of TAG’s contracts are GSA contracts, the rates they are able to bill are publicly available.  The profitability of any given rate is dependent on either the underlying employee cost of providing the service or on the rates TAG negotiated with subcontractors.  As rates may differ by employee or by subcontractor on a given position and different subcontractors have different rates the amount earned by TAG is variable for any dollar of labor billed to the customer.

*               *              *              *

United States Securities and Exchange Commission
August 18, 2010

If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to contact me at (410) 659-5071.

Sincerely, /s/ A. Lynne Puckett A. Lynne Puckett

cc:	Leonard E. Moodispaw